Peter M. Fass
Member of the Firm

Direct Dial 212-969-3445

February 18, 2009

VIA OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Karen J. Garnett

Re:	American Realty Capital Trust, Inc.
Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 3 to Form S-11
Filed February 18, 2009 File No. 333-145949 Response to January 16, 2009 and February 4, 2009 comment letters

Dear Ms. Garnett:

This firm represents American Realty Capital Trust, Inc. (the “Company” or “Firm”) in connection with its registration under the Securities Act of 1933.  In furtherance thereof, we are submitting the enclosed response to the comments and requests in your letters, dated January 16, 2009 and February 4, 2009 (the “Comment Letters”) and to indicate the changes that have been incorporated in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 3 to Form S-11 that was filed on February 18, 2009 with the SEC.  Enclosed for your convenience please find five courtesy copies of Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 3, marked against the previous version (Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letters.  For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses.

February 18, 2009 Page 2

General

1.
We note that you have filed certifications with your periodic reports that state your officers’ responsibility for establishing, maintaining and evaluating your disclosure controls and procedures.  We are unable to locate the disclosure required by Item 307 of Regulation S-K in your quarterly reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008, and September 30, 2008.  Please tell us why you omitted this disclosure.

Feb 4 Comment 1:  Please amend your quarterly reports on Form 10-Q to include the disclosure required by Item 307 of Regulation S-K

RESPONSE:

We have amended our quarterly reports on Form 10-Q to include the required disclosure and filed applicable Form 10Q/A’s.

Prospectus Supplement No. 6

Real Estate Investments Summary, page 2

2.	We note that you have disclosed the average remaining lease term on page 3. Please revise to also provide a schedule of lease expirations over the next ten years.

Feb 4 Comment 2:  We note your proposed disclosure on page 3 in response to comment 2 of our letter dated January 16, 2009.  Please revise the lease expiration table to also provide the number of tenants whose leases will expire, total area in square feet covered by such leases, and the percentage of gross annual rental represented by the expiring leases.

February 18, 2009 Page 3

RESPONSE:

The following is a summary of lease expirations for the next ten years

	Expiring	Leases	Square	% of
Year	Revenues	Expiring(1)	Feet	Gross Rev
2009	$
2010
2011
2012
2013
2014
2015
2016	242,000.00	2	21,476.00	2.12
2017	179,000.00	1	12,613.00	1.61
2018	4,910,000.00	59	384,201.00	44.76

(1) The 62 leases listed above are with the following tenants:  Fed Ex, Rockland Trust Company, PNC Bank and Rite Aid.

The above disclosure has been added to page 3 of Supplement No. 7.

Status of Distributions, page 3

3.
We note your disclosure that your distributions are payable monthly and commenced 30 days subsequent to the acquisition of your initial portfolio.  Please revise to clarify the date of your initial distribution payment.  Also, please clarify whether distributions have been paid for each month since the initial payment or if distributions have been declared but remain unpaid.

Feb 4 Comment 3:  The disclosure in the draft prospectus supplement is not the same as the disclosure in your response letter.  Please revise or advise.

RESPONSE:

We have revised the disclosure below to be identical to the disclosure in the prospectus supplement.

“On February 25, 2008, our Board of Directors declared a distribution for each monthly period commencing 30 days subsequent to acquiring our initial portfolio of real estate investments. We acquired our initial real estate investment on March 5, 2008. Accordingly, our daily dividend commenced accruing on April 5, 2008. The REIT’s initial distribution payment was paid to shareholders on May 21, 2008 representing dividends accrued from April 5, 2008 through April 30, 2008. Subsequently, we modified the payment date to the 2nd day following each month end to stockholders of record at the close of business each day during the applicable period. The distribution is calculated based on stockholders of record each day during the applicable period at a rate of $0.00178082191 per day, and equals a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on the share price of $10.00. During the three months ended September 30, 2008, distributions paid totaled $174,021, inclusive of $63,354 of common shares issued under the dividend reinvestment plan. Based on the terms of leases with FedEx, Harleysville National Bank, Rockland Trust Company, Rite Aid, National City Bank and PNC Bank, management anticipates income from such property leases is sufficient so that distributions on proceeds received through September 30, 2008 from the sale of shares of our common stock will be paid from cash flow from our operating activities. As of December 31, 2008, cash used to pay our distributions was entirely generated from funds received from operating activities and fee waivers from our Advisor. We have continued to pay distributions to our shareholders each month since our initial dividend payment.”

February 18, 2009 Page 4

The above disclosure has been added to page 3 of Supplement No. 7.

4.	Please revise to disclose the source of cash for each monthly distribution payment in the 2008 fiscal year.

Feb 4 Comment 4:  We note your response to comment 4 on page 3 that cash used to pay your distributions were “entirely generated from funds received from operations.”  Please revise to clarify that your distributions were funded by operating activities and fee waivers from your advisor.  Also we note that you paid distributions from operating cash flows “as of December 31, 2008.”  Please clarify whether there were any months since commencement of your distribution payments that distributions were paid from sources other than funds from operations and fee waivers.

RESPONSE:

As of December 31, 2008, cash used to pay the Company’s distributions was entirely generated from funds received from operating activities and fee waivers from our Advisor.  Our distributions have not been paid from any other sources.

The above disclosure has been added to page 3 of Supplement No. 7.

February 18, 2009 Page 5

Status of Fees Paid and Deferred, page 3

5.	Please revise to disclose the amount of the asset management fees that the Advisor has waived. Also, please tell us the impact on your distributions if the Advisor had not waived its management fees.

Feb 4 Comment 5:  Please revise to disclose the amount of distributions declared and paid for each month since commencement.  Going forward, please confirm that you will provide disclosure of monthly distributions for the most recent fiscal year and any interim periods.

Feb 4 Comment 6:  We note your response to comment 5 that you would not have had sufficient cash absent the fee waiver by your advisor and would have relied on borrowings.  Please revise to clarify, if true, that you may also have used offering proceeds to fund distributions.

RESPONSE:

Such waived fees for the period ended September 30, 2008 approximate $388,000.  If the Advisor had not agreed to waive the asset management fee, we would not have had sufficient cash to fund our distributions.  Had this been the case, additional borrowings would have been incurred to fund the Company’s monthly distributions.

The following table sets forth the amount of distributions declared and paid for each month since commencement:

	Total	Cash	DRIP
April
May	30,262	22,008	8,253
June	49,638	35,283	14,354
July	55,042	34,788	20,255
August	57,584	36,519	21,064
September	61,395	39,361	22,035
October	61,425	41,078	20,347
November	65,496	43,646	21,850
December	64,443	42,877	21,567

	445,284	295,559	149,725

The above disclosures have been added to page 3 of Supplement No. 7.

February 18, 2009 Page 6

We confirm that going forward we will provide disclosure of monthly distributions for the most recent fiscal year and any interim periods.

We confirm that we have not used offering proceeds to fund distributions, as disclosed on page 3 of Supplement No. 7:  “Our distributions have not been paid from any other sources.”

Real Estate Investments, page 3

Harleysville Properties, page 5

6.
We note that the Harleysville properties are subject to triple net leases and that you have provided summary financial data for the lessee.  Please tell us why you believe that the summary financial data taken from data filed with the FDIC is sufficient.  Refer to SAB Topic II for guidance.

RESPONSE:

Harleysville National Corp. currently files its financial statements in reports filed with the Securities and Exchange Commission, and the revised summary financial data on page 8-9 of Supplement No. 7 regarding Harleysville National Corp. and subsidiaries are taken from the 2006 and 2007 annual reports.

For more detailed financial information regarding Harleysville National Corp., please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Rockland Properties, page 9

7.	The sum of the funds disclosed ($24.4 + $4.0 + $2.5) does not equal the purchase price of $33.1 million for the Rockland properties. Please revise to clarify the source of the remaining $2.2 million.

RESPONSE:

The purchase price for the Rockland Properties is approximately $33.1 million, including the acquisition fee and all closing costs, and the Rockland Properties are subject to approximately $24.4 million of debt. The remainder of the purchase price was funded with short-term convertible redeemable preferred equity of $3,995,000, bridge equity of $2,500,000 and $2,205,000 of offering proceeds. The above disclosure has been added to page 9 of Supplement No. 7.

Rite Aid Properties, page 12

February 18, 2009 Page 7

8.
We note the disclosure towards the end of this section referring to Supplement No. 4.  Considering that Supplement No. 6 supersedes and replaces all prior Supplements, this cross-reference is not appropriate.  Please revise to provide the material disclosure that you intended to provide with the noted reference.

RESPONSE:

The disclosure has been revised on page 12-14 of Supplement No. 7 to include the material disclosure with respect to the Rite Aid Properties.

Regards,

/s/ Peter M. Fass

Peter M. Fass